[MULDOON MURPHY AGUGGIA LLP LETTERHEAD]

September 16, 2005

VIA EDGAR AND COURIER (SEC Mail-Stop 0408)

Mr. Christian Windsor

Special Counsel

Financial Services Group

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Equitable Financial Corp.
Form SB-2
File No. 333-126617

Dear Mr. Windsor:

On behalf of Equitable Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on August 31, 2005.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on September 9, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Prospectus Supplement—Interests

Once you have submitted . . . , page 7

Comment No. 1

Revise the penultimate paragraph on page 7 to clarify when under the terms of the plan, investment directions can be changed, e.g., once a quarter, etc.

Response to Comment No. 1

The requested change has been made. See page 6 to the Prospectus Supplement.

Mr. Christian Windsor

September 16, 2005

Change in Investment Allocation, page i

Comment No. 2

Revise the sentence before the list of investment options to clarify that, “. now direct that the percentage of the market value of the units . . . .”

Response to Comment No. 2

The requested change has been made. See page ii to the Prospectus Supplement.

Prospectus Summary, page 1

Comment No. 3

Revise your description of Equitable Financial MHC to clarify that the voting rights of this company will be controlled by the Board of Equitable Financial MHC which will be substantially similar to the management of Equitable Federal Savings Bank of Grand Island.

Response to Comment No. 3

The requested change has been made. See page 1.

MD&A

General

Comment No. 4

Noting the gain on the sale of the data processor’s stock in the fourth quarter, it appears that the fourth quarter otherwise had a net loss. Please revise to add disclosure as to why the fourth quarter results were a net loss without the stock sale gain.

Response to Comment No. 4

The requested change has been made. See page 59.

Mr. Christian Windsor

September 16, 2005

Allowance for Loan Losses, page 66

Comment No. 5

Please revise your discussion of the allowance for loan losses to explain the significant increase in the ratio of the allowance for loan losses to nonperforming loans as of June 30, 2005, and the reasons supporting this increase.

Response to Comment No. 5

The requested change has been made. See page 65.

Liquidity Management, page 69

Comment No. 6

Noting your response to our previous comment numbered 12, revise the third paragraph on page 69 to add disclosure of the total available for sale portfolios [as] well as the pledged securities, including to whom pledged and for what public funds.

Response to Comment No. 6

The requested change has been made. See page 71.

General

Comment No. 7

Please file updated consents for all audited financial statements included in your next filing.

Response to Comment No. 7

An updated consent is filed as Exhibit 23.2.

Financial Statements for the years ended June 30, 2005 and 2004

Note 1—Summary of Significant Accounting Policies, page F-7

Comment No. 8

Please revise your accounting policies for mortgage origination fees and brokerage fee income to include the timing of income recognition.

Response to Comment No. 8

The requested revisions have been made. See page F-7.

Mr. Christian Windsor

September 16, 2005

Note 2—Securities, page F-12

Comment No. 9

We note that you have disclosed the redemption of your investment in the stock of your data processor during the fourth quarter of 2005 resulting in a gain of $328,880. Please provide additional detail regarding this transaction in your response letter, including but not limited to:

•	a description of the securities;

•	the date of purchase, number of shares, and cost per share;

•	your proportionate interest in the data processing company prior to its acquisition;

•	the balance sheet classification of the investment;

•	your analysis leading to classification of the proceeds from sale of the securities as held-to-maturity in the statement of cash flows; and

•	the amounts paid to the data processor for services in 2005 and 2004.

Response to Comment No. 9

Equitable Federal Savings Bank of Grand Island (the “Bank”) sold 2,000 shares of Class A common stock of Intrieve, Incorporated (“Intrieve”) during the fourth quarter of fiscal 2005. The Bank originally purchased 10 shares on October 15, 1998 for $15,000. On March 15, 2001, Intrieve conducted a 200 for 1 stock split, increasing the Bank’s Intrieve stock ownership to 2,000 shares. The Bank carried this stock on the cost method at its par value of $15,000 since the stock could only be sold back, at par, to the data processor. Because it was not considered marketable, since the Bank was required to hold the stock as long as it was an Intrieve customer, the Bank determined that it was appropriate to classify the Intrieve stock as other assets in the Bank’s statement of financial condition.

As of the January 31, 2004 audited financial statements of Intrieve, 242,000 shares of Intrieve’s Class A common stock were outstanding (out of 300,000 authorized shares). The Bank’s 2,000 shares represented 0.826% of the total outstanding Class A common stock. In addition, at January 31, 2004, Intrieve had 80,556 shares of Class B common stock outstanding (out of 3,900,000 authorized shares). The Bank does not and has never owned any of the Class B common stock of Intrieve.

The Bank paid Intrieve $449,352 and $380,395 of data processor fees for the years ended June 30, 2005 and 2004, respectively.

Finally, the cash flow statement had an indentation error, in that the proceeds from sale of data processor stock line should have been its own line item, not a sub-line item, and should have been moved out two spaces and lined up with the Securities held-to-maturity line item. The proceeds from sale were not meant to be classified with the held-to-maturity securities. See page F-5. In order to further clarify that the data processor stock is classified as other assets on the

Mr. Christian Windsor

September 16, 2005

Bank’s balance sheet and not as a security, the Bank has deleted the reference to the data processor stock from Note 2 – Securities and included a new footnote, Note 5 – Other Assets.

Note 10—Employee Benefit Plans, page F-23

Comment No. 10

Please explain your recording of only the one-third portion of the cash surrender value of life insurance. Refer to the guidance provided by paragraph 2 of FTB 85-4.

Response to Comment No. 10

The Bank acquired Universal Life Insurance in 2001 on the President and Chief Executive Officer (the “Executive”) in accordance with an agreement between the Bank and the Executive (the “Agreement”). The Agreement states that the Bank is obligated to maintain the $400,000 life insurance policy in force so long as the President and Chief Executive Officer is an employee. (The underlying agreement was previously filed as Exhibit 10.9 to the Registration Statement on Form SB-2 filed on July 15, 2005). The Universal Life Insurance policy has a cash surrender value associated with it and the cash surrender value has increased as follows for the years ended June 30, 2001 through June 30, 2005:

At June 30,	Cash Surrender Value Balance
2001	$ 0
2002	1,905
2003	7,671
2004	13,692
2005	24,111

As a result of this cash surrender value, management reviewed FTB 85-4. Management believes that FTB 85-4 is predicated on the employer being able to initiate or control surrender of the policy at the balance sheet date. In the Bank’s situation, it does not have the ability to control the surrender of the policy, since the Agreement requires the policy to remain in force so long as the Executive is an employee. The realizable asset was calculated as the current cash surrender value, discounted to its present value, based on realization at the expected date of the Executive’s retirement, which is age 65. Management also considered the underlying Agreement, which states that if the Executive was employed until November 22, 2010, he would be entitled to receive two-thirds of the cash value. As a result of the fact that the Executive will not reach his expected retirement age until after November 22, 2010, the Executive is expected to be employed by the Bank past this November 22, 2010 date. At that date, the Bank will be entitled to receive only one-third of the amount of the cash surrender value. Based on this analysis, the Bank determined it was appropriate to record the lesser of the present value of the $24,000, or one-third of the cash surrender value.

The Company has also modified the wording in the footnote. See page F-18.

Mr. Christian Windsor

September 16, 2005

*  *  *   *   *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Aaron M. Kaslow at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
Amanda Roberts, Securities and Exchange Commission
Richard L. Harbaugh, Equitable Financial Corp.
Paul M. Aguggia, Esq.
Aaron M. Kaslow, Esq.